

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 10, 2024

Michael Zemetra
Chief Financial Officer
Veritone, Inc.
1615 Platte Street, 2nd Floor
Denver, Colorado 80202

       Re: Veritone, Inc.
            Registration Statement on Form S-3
            Filed January 3, 2024
            File No. 333-276363

Dear Michael Zemetra:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-3334 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Technology